Form 51-102F3

Material Change Report

Item 1 Name and Address of Company

HIVE Blockchain Technologies Inc. ("HIVE" or the "Company")

855 - 789 West Pender Street

Vancouver, BC V6C 1H2

Item 2 Date of Material Change

September 24, 2021

Item 3 News Release

The news release reporting the material change was issued by HIVE and disseminated through Newsfile on September 24, 2021 and subsequently filed on SEDAR at www.sedar.com.

Item 4 Summary of Material Change

On September 21, 2021, the Company announced its results for the full year ended March 31, 2021.

Item 5 Full Description of Material Change

Item 5.1 Full Description of Material Change

Please see the attached news release dated September 24, 2021.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Darcy Daubaras Chief Financial Officer

Telephone: 604-664-1078

Item 9 Date of Report

September 24, 2021

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

September 24, 2021

HIVE Achieves Record Annual Revenue Ended March 31, 2021 of $66.7 Million and Earnings of $43.5 Million

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated February 2, 2021 to its short form base shelf prospectus dated January 27, 2021.

Vancouver, Canada - HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (Nasdaq:HIVE) (FSE: HBF) (the "Company" or "HIVE") announces its results for the full year ended March 31, 2021 (all amounts in US dollars, unless otherwise indicated).

Income from digital currency mining was $66.7 million this fiscal year, a 174% increase from the prior year. Record net income of $42.5 million, up significantly from a loss of $1.9 million a year earlier, and $2.9 million lower than the previous quarter. Gross mining margin expanded to $50.1 million, from $8.5 million last year, and is $17.1 million higher than that experienced in the prior quarter of $10.6 million. Net income per share grew to $0.12 from a loss of $0.01 during the prior year and is $0.01 lower than the previous quarter of December 31, 2020.

"Fiscal 2021 was an incredible year for HIVE. Despite the effects of COVID-19 we have achieved record results and continued to increase our Ethereum and Bitcoin mining capacity," said Frank Holmes, Interim Executive Chairman of HIVE.

"During the fiscal year, we assumed direct responsibility for all our cryptocurrency mining operations from our former strategic partner and continued to see significant reductions in the overhead of these operations, which included our Ethereum mining facility in Iceland. During the COVID-19 pandemic we completed the acquisition of Cryptologic Corp. in April 2020, giving us a substantial Bitcoin cloud mining operation, in Quebec, Canada. We have continued to expand our capacity at this facility through the purchase and installation of next generation Bitcoin mining equipment.

"Our focus on Ethereum mining in Sweden and Iceland continues to be strong as we spent substantial time and capital in upgrading the majority of our GPU memory cards from 4 giga-bytes to 8 giga-bytes to continue to remain profitable when the DAG file increased. We also undertook a corporate restructuring in Sweden to become a Data Centre business with a long term HPC strategy while remaining true to our roots as an Ethereum miner.

"Going forward, our focus is on improving efficiency and profitability across our mining operations by optimizing cryptocurrency mining output, continuing to lower costs, and maximizing our existing electrical and infrastructure capacity by installing new mining equipment as quickly as possible to leverage our fixed cost base and improve future mining margins.

"This expansion and capital spending has been partially facilitated by the $100 million At-The-Market Program that we commenced in the last quarter of the year. This has allowed us to HODL 25,000 ETH and purchase new ASIC machines to expand and mine Bitcoin to HODL.

"As it relates to our industry, Ethereum market conditions for miners improved significantly over the last year, driven by price increases and the adoption of the network for decentralized finance applications. Bitcoin mining conditions have also improved with strong price increase since the halving on May 11, 2020, the date when HIVE started mining with new generation miners at its facility in Quebec. We continue to believe we are well positioned to benefit from the continued adoption of Ethereum and Bitcoin globally."

Fiscal Year 2021 Highlights

• Generated income from digital currency mining of $66.7 million, with a gross mining margin1 of $50.1 million

• Mined 595 Bitcoin and over 96,300 Ethereum during the year ended March 31, 2021

• Earned net income of $42.5 million for the year

• Working capital increased by $86.6 million during the year ended March 31, 2021

• Digital currency assets of $57.5 million, as at March 31, 2021

Fiscal 2021 Financial Review

For the fiscal year ended March 31, 2021, income from digital currency mining was $66.7 million, an increase of approximately 128% from the prior year primarily due to an increase in the production of Ethereum and Bitcoin stemming from mining expansion, and considerably higher coin prices compared to the prior year.

Gross mining margin1 during the year was $50.1 million, or 75% of income from digital currency mining, compared to $8.5 million, or 24% of income from digital currency mining, in fiscal 2020. The improvement was primarily due to the Company's assumption of control over its operations in Sweden during fiscal 2020, which has resulted in a lower cost of operations than under the Company's previous service provider agreement, combined with the cessation of Bitcoin cloud mining operations after they became unprofitable in the third quarter of fiscal 2020, and the switch to independent mining at our bitcoin mining facility in Quebec. The Company's gross mining margin from digital currency mining is partially dependent on external network factors including mining difficulty, the amount of digital currency rewards and fees it receives for mining, as well as the market price of digital currencies.

Net income during fiscal 2021 was $42.5 million, or $0.12 per share, compared to a net loss of $1.7 million, or loss of $0.01 per share, in fiscal 2020. The improvement was driven primarily by the improvement in gross mining margin1, higher Ethereum and Bitcoin prices, gains on the sale of digital currencies, and foreign exchange.

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1 Non-IFRS measure. A reconciliation to its nearest IFRS measures is provided under "Reconciliations of Non-IFRS Financial Performance Measures" below.

(1) Non-IFRS measure. A reconciliation to its nearest IFRS measures is provided under "Reconciliations of Non-IFRS Financial Performance Measures" in the Company's MD&A.

(2) Revaluation is calculated as the change in value (gain or loss) on the coin inventory. When coins are sold, the net difference between the proceeds and the carrying value of the digital currency (including the revaluation), is recorded as a gain (loss) on the sale of digital currencies

Financial Statements and MD&A

The Company's Consolidated Financial Statements and Management's Discussion and Analysis (MD&A) thereon for the three months and year ended March 31, 2021 will be accessible on SEDAR at www.sedar.com under HIVE's profile and on the Company's website at www.HIVEblockchain.com.

Webcast Details

Management will host a webcast on Friday, September 24, 2021 at 10:00 am Eastern Time to discuss the Company's financial results. Presenting on the webcast will be Frank Holmes, Executive Chairman, Aydin Kilic, President and COO and Darcy Daubaras, Chief Financial Officer. Click here to register for the webcast.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company with a green energy and ESG strategy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we source only green energy to mine on the cloud and HODL both Ethereum and Bitcoin. Since the beginning of 2021, HIVE has held in secure storage the majority of its ETH and BTC coin mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of cryptocurrencies such as ETH and BTC. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space. HIVE traded over 2 billion shares in 2020.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes information about restructuring of the Company's operations and sustainable future profitability; potential further improvements to the profitability and efficiency across mining operations by optimizing cryptocurrency mining output, continuing to lower direct mining operations cost structure, and maximizing existing electrical and infrastructure capacity including with new mining equipment in existing facilities; continued adoption of Ethereum and Bitcoin globally; the potential for the Company's long term growth; the business goals and objectives of the Company, and other forward-looking information includes but is not limited to information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to, the efficiencies obtained through restructurings may not lead to operational advantages or profitability; further improvements to the profitability and efficiency may not be realized as currently anticipated, or at all; the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company's operations; the volatility of digital currency prices; and other related risks as more fully set out in the Filing Statement of the Company dated and other documents disclosed under the Company's filings at www.sedar.com.

This news release also contains "financial outlook" in the form of gross mining margins, which is intended to provide additional information only and may not be an appropriate or accurate prediction of future performance, and should not be used as such. The gross mining margins disclosed in this news release are based on the assumptions disclosed in this news release and the Company's Management Discussion and Analysis for the fiscal year ended March 31, 2021, which assumptions are based upon management's best estimates but are inherently speculative and there is no guarantee that such assumptions and estimates will prove to be correct.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's ability to realize operational efficiencies going forward into profitability; profitable use of the Company's assets going forward; the Company's ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.